EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

December 9th, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO NOVEMBER PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to announce the November 2013 production results from its San Gonzalo mine and Avino Mine surface stockpile operations located on the Avino property near Durango, Mexico.

November production from the San Gonzalo Mine and Avino Mine surface stockpiles are presented below along with a comparison with October output from both areas:

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total November Silver Eq. Produced (oz) Calculated	Total October Silver Eq. Produced (oz) Calculated	% Change	YTD Silver Eq. Produced Calculated
San Gonzalo (Circuit 1)	29	6,602	290	1.54	85	76	52,284	249	68,492	58,279	17.5	685,629
Historic Above Ground Stock Piles (Circuit 2)	29	6,491	90	0.87	68	56	12,826	101	19,418	21,242	(8.6)	126,509
		13,093					65,110	350	87,910	79,521	10.5	812,138

Silver equivalent was calculated using a 65:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

“We are pleased to report another record month of production between our two operations. Increased production along with our decreasing costs will put Avino in a strong position for 2014. We continue to apply our earnings towards our expansion which is progressing as planned.”

 – David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

San Gonzalo

Comparative production numbers from November and October 2013 at San Gonzalo, as well as 2013 yearly totals are reported as follows:

	Nov 2013	Oct 2013	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,602	6,468	2.1	72,131
Average Daily Throughput (tpd)	228	216	5.6	224
Days of Operation	29	30	(3.3)	322
Feed Grade Silver (g/t)	290	264	9.8	288
Feed Grade Gold (g/t)	1.54	1.22	26.2	1.31
Bulk Concentrate (dry tonnes)	202	202	0	2,219
Bulk Concentrate Grade Silver (kg/t)	8.04	7.15	12.4	7.76
Bulk Concentrate Grade Gold (g/t)	38.3	28.0	36.8	31.0
Recovery Silver (%)	85	85	0	83
Recovery Gold (%)	76	72	5.6	73
Mill Availability (%)	97.7	94.6	3.3	95.8
Total Silver Produced (kg)	1,626	1,445	12.5	17,214
Total Gold Produced (g)	7,756	5,661	37.0	68.746
Total Silver Produced (oz) calculated	52,284	46,448	12.5	553,450
Total Gold Produced (oz) calculated	249	182	37.0	2,210
Total Silver Equivalent Produced (oz)	68,492	58,279	17.5	685,629

Silver equivalent was calculated using a 65:1 ratio for silver to gold, Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

November Highlights

•	Tonnes processed in November were higher by 2.1% even though there was one less operating day. The improvement was due to the higher mill availability change of 3.3%.
•	Both silver and gold production was up in November by 12.5% and 37.0% respectively.
•	Production improvement was due to the higher feed grades, specifically gold where the increase was 26.2% over October.
•	Gold recovery was also improved by 5.6%, silver recovery was stable at 85%
•	Concentrate grades of silver and gold also improved compared to October by 12.4% and 36.8% respectively.

Circuit 2 – Avino Mine Stock Piles

Comparative production numbers from November and October 2013 from the Avino Mine stock pile operation, as well as 2013 yearly totals are reported as follows:

	Nov 2013	Oct 2013	% Change	YTD 2013
Total mill feed – (dry tonnes)	6,491	6,671	(2.7)	47,722
Days of Operation	29	30	(3.3)	224
Feed grade Silver – g/t	90	96	(6.3)	85
Feed grade Gold – g/t	0.87	1.20	(27.5)	0.85
Bulk concentrate – (dry tonnes)	73	94	(22.3)	577
Bulk Concentrate Grade Silver (kg/t)	5.490	4.181	31.3	4.531
Bulk Concentrate Grade Gold (g/t)	43.41	43.88	(1.1)	36.97
Recovery Silver (%)	68	61	11.5	65
Recovery Gold (%)	56	51	9.8	53
Mill availability (%)	95.1	93.9	1.3	90.9
Total Silver Produced (oz) calculated	12,826	12,628	1.6	84,052
Total Gold Produced (oz) calculated	101	133	(24.1)	686
Total Silver Eq. Produced (oz) calculated	19,418	21,242	(8.6)	126,509

Silver equivalent was calculated using a 65:1 ratio for silver to gold, Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

November Highlights

•	Tonnage processed in November was lower due to one less operating day.
•	Gold production was down due to the lower feed grade.
•	Silver feed grade was lower but a higher silver recovery was achieved resulting in little or no change to silver production.
•	The silver grade in the concentrate also improved by 31.3%

“Our efforts at continuous improvement and optimization of the operations have resulted in achieving positive results during this period of low metal prices. It is a tribute to the operational team we have and we will continue to strive for optimum returns for the benefit of our shareholders”

– Jasman Yee Director, Avino Silver & Gold Mines Ltd.

Quality Assurance/Quality Control

Mill assays are performed at the mine's on-site lab. Check samples are verified by Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico. The Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the Avino property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Develop the Avino mine for mineral production, expand mill output from 500 to 1,500 tpd;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the property followed by other properties in our portfolio.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.